780 North Water Street Milwaukee, WI 53202-3590 TEL 414-273-3500 Fax 414-273-5198 www.gklaw.com

November 10, 2008

VIA EDGAR

Mr. William C-L Friar

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549-4561

RE:

PSB Holdings, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed October 31, 2008
File No. 000-26480

Ladies and Gentlemen:

The purpose of this letter is to respond to the comments raised in your letter to Godfrey & Kahn, S.C. dated November 9, 2008 regarding the above-referenced filing.  Set forth below are the comments from your letter and our responses thereto.

1.

Comment:  Item 13 of Schedule 14A requires you to include financial information in your proxy statement if you are seeking authorization to issue common or preferred stock under certain circumstances.  We note that you have not included financial information in your proxy statement.

Please explain to us why you believe financial statements are not material in connection with issuing the warrants to purchase common stock.  See Note A to Schedule 14A and Instruction 1 to Item 13(a) of Schedule 14A.

If you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your financial statements, you may provide a discussion of the pro forma effect rather than pro forma financial statements.  In your discussion, please address the impact of both the minimum and maximum estimated proceeds.

Response:  PSB Holdings, Inc. (the “Company”) believes that the financial information may be omitted from the Company’s Proxy Statement pursuant to Instruction 1 to Item 13(a) of Schedule 14A because the information is not material for the exercise of prudent judgment in regard to the matters to be acted upon at the Special Meeting of Shareholders to which the Proxy Statement relates.

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Mr. William C-L Friar

November 10, 2008

If the Company participates in the United States Department of the Treasury’s (the “UST”) TARP Capital Purchase Program (the “Program”), and if the Company’s shareholders approve the Second Amended and Restated Articles of Incorporation of the Company to authorize a new class of preferred stock, the Company’s Board of Directors would authorize the issuance and sale of a series of senior preferred stock (the “Senior Preferred Stock”) to the UST for cash in an amount constituting fair value.  Under Instruction 1, the financial information required by Item 13(a) will not be deemed material where the matter to be acted upon is (i) the authorization of preferred stock without present intent to issue or (ii) the authorization of preferred stock for issuance for cash in an amount constituting fair value.  The Company has no present intent to issue that portion of its authorized preferred stock that will be not be sold to the UST under the Program.  Furthermore, the Company’s shareholders are not being asked to authorize the issuance of the Senior Preferred Stock because the Company’s Board of Directors would have the authority to issue the Senior Preferred Stock under the proposed Second Amended and Restated Articles of Incorporation.  Even if the Company’s shareholders were being asked to authorize the Senior Preferred Stock, the Senior Preferred Stock would be issued to the UST for cash in an amount constituting fair value.  As a result, the financial information would not be deemed material in accordance with the Instruction.

In the Company’s view, whether the UST purchases the minimum amount of $4,700,000 of the Senior Preferred Stock or the maximum amount of $14,000,000 of the Senior Preferred Stock under the Program, there will be no material effect on the Company’s financial position.  As of September 30, 2008, the Company had approximately $108,000,000 unused but available credit from sources other than retail deposits.  While the maximum amount of the UST’s investment in Senior Preferred Stock would substantially increase shareholders’ equity from approximately $38,000,000 to approximately $52,000,000, the maximum investment of $14,000,000 would represent less than 2.51% of the Company’s total assets as of September 30, 2008.

The Company’s shareholders are not being asked to authorize the issuance of a warrant to purchase the Company’s common stock (the “Warrant”) that may be issued in connection with the Program because the Company’s Board of Directors currently has the authority to issue the Warrant under the Company’s Amended and Restated Articles of Incorporation.  However, even if the Company was seeking shareholder approval to issue the Warrant, the Company’s historical financial information would not be deemed material, in accordance with the Instruction, to the exercise of prudent judgment because the matter being acted upon would be the potential issuance of the Company’s common stock otherwise than in an exchange, merger, consolidation, acquisition or other similar transaction.

The Company also believes that the financial information should be omitted from the Company’s proxy statement because the benefit to its shareholders from providing such

Mr. William C-L Friar

November 10, 2008

information would not be commensurate with the estimated cost.  Under Item 13(b)(2) of Schedule 14A, the Company may incorporate by reference the financial information into the Proxy Statement, provided that the financial information is contained in the Company’s most recent Form 10-K and its most recent Form 10-Q, and such reports are delivered to the Company’s shareholders with the Proxy Statement.  The Company believes that expense to print and mail these reports with the Company’s Proxy Statement would outweigh any benefit provided to shareholders when such reports are easily obtainable and accessible.

The Company will provide information in its Proxy Statement regarding where and how the shareholders may obtain the Company’s historical financial information free of charge.  Notwithstanding the foregoing, the Company will also provide a discussion of the pro forma effect that both the minimum and maximum proceeds from the potential sale of securities to the UST would have on the Company’s financial statements.

2.

Comment:  Please discuss how your participation in the Capital Purchase Program may:

a.

impact the holders of any outstanding senior classes of your securities; and

Response:  The company does not have any issued or outstanding senior classes of securities.

b.

dilute the interests of your existing common shareholders.

Response:  The company will include disclosure regarding the dilutive effects that the company’s participation in Program will have on the interests of the company’s existing common shareholders.

3.

Comment:  Please revise the cautionary language on page 7 to state, if true, that the estimated proceeds of your proposed sale of securities to the Treasury Department are not guaranteed.

Response:  The company will revise its disclosure accordingly.

4.

Comment:  Please revise the disclosure on page 10 to disclose whether you will modify any plans or contracts to comply with limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008.

Response:  The company will include the following statement in the proxy statement under the heading “Executive Compensation”:  “The Company will enter into an Omnibus Amendment Agreement with each of its five Senior Executive Officers whereby each executive agrees that all of the compensation and benefit programs of the

Mr. William C-L Friar

November 10, 2008

Company are amended to the extent necessary to comply with Section 111(b) of the EESA and the guidance promulgated thereunder during such time as Treasury owns any debt or equity securities of the Company.”

On behalf of the company, we acknowledge that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses or if we may be of any further assistance, please do not hesitate to call me at 414-273-3500.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Dennis F. Connolly

Dennis F. Connolly

DFC:kla